UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 106668 / October 14, 2026

IN THE MATTER OF	:	
TJGC GROUP LIMITED	:	**ORDER OF SUSPENSION**
	:	**OF TRADING**

It appears to the Securities and Exchange Commission that the public interest and the protection of investors require a suspension in the trading of the securities of TJGC Group Limited ("TJGC") (CIK No. 0001969928), a holding company incorporated in the British Virgin Islands and headquartered in Hong Kong, because of potential manipulation in the securities of TJGC effectuated through recommendations made to investors by unknown persons via social media to purchase, hold, and/or sell the securities of TJGC, and to send screenshots documenting their transaction, which appear to be designed to artificially inflate the price and trading volume of the securities of TJGC. As of October 14, 2026, the common stock of TJGC is listed on the Nasdaq Capital Market under the symbol "TJGC." The Commission is of the opinion that the public interest and the protection of investors require a suspension of trading in the securities of the above-listed company.

THEREFORE, IT IS ORDERED, pursuant to Section 12(k) of the Exchange Act, that trading in the securities of the above-listed company is suspended for the period from 4:00 AM ET on October 15, 2026, through 11:59 PM ET on October 28, 2026.

By the Commission.

Vanessa A. Countryman
Secretary